Exhibit 99.2

THE VALENS COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2021

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

THE VALENS COMPANY INC.

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors The Valens Company Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Valens Company Inc. (the Company) as of November 30, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended November 30, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended November 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP

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The Valens Company Inc. Page 2

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2020.

Vancouver, Canada
February 28, 2022

THE VALENS COMPANY INC.

Consolidated Statements of Financial Position

As at November 30

(Expressed in Thousands of Canadian Dollars)

		2021	2020
	Notes	$	$
ASSETS
Current
Cash		16,053	20,344
Marketable securities and derivatives	5	3,072	1,032
Trade and other receivables	6	28,611	27,544
Prepaid expenses and other current assets	7	16,261	12,530
Promissory note receivable	8	87	1,409
Income tax receivable	21	4,430	1,236
Indemnity assets	19	11,368	—
Inventory	9,20	42,039	14,383
Biological assets	10	227	—
		122,148	78,478
Non-Current
Property, plant and equipment	11	77,411	53,156
Intangible assets	12,19	91,903	31,819
Goodwill	12,19	53,222	4,123
TOTAL ASSETS		344,684	167,576
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		36,926	14,396
Term loan and other debt – current	13	9,723	2,025
Contractual obligation – current	14	1,817	1,660
Lease liabilities – current	15	1,406	547
Contingent consideration – current	19	761	—
Onerous contract provision	25	—	819
Other liability	19	11,368	—
Income taxes payable		—	414
		62,001	19,861
Non-Current
Term loan and other debt	13	16	6,913
Contractual obligation	14	7,062	9,041
Lease liabilities	15	4,238	3,903
Contingent consideration	19	1,857	—
Deferred tax liability	19,21	10,072	472
		85,246	40,190
Shareholders’ equity
Share capital	18	336,097	162,585
Reserves	18	25,122	19,651
Obligation to issue shares	18	1,463	1,933
Accumulated other comprehensive income		2,573	—
Deficit		(105,817)	(56,783)
		259,438	127,386
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		344,684	167,576

Commitments and contingencies (Note 25)

Subsequent events (Note 27)

Approved on behalf of the Board on February 28, 2022:

Signed	Signed

“Tyler Robson”	“Drew Wolff”
Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

THE VALENS COMPANY INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended November 30
(Expressed in Thousands of Canadian Dollars Except Share Amounts)

		2021	2020
	Notes	$	$
Revenue		90,154	86,059
Excise taxes		(11,979)	(2,281)
Net revenue	16	78,175	83,778
Cost of sales	9,11,20	56,705	46,942
Inventory valuation allowance	9	4,043	9,293
Loss on onerous contracts	25	—	1,819
Gross profit, excluding fair value items		17,427	25,724
Fair value changes on growth of biological assets	10	(168)	—
Realized fair value changes on inventory sold or impaired	10	(20)	—
Gross profit		17,239	25,724
Operating expenses
General and administrative		43,404	24,215
Selling and marketing		10,813	2,213
Depreciation and amortization	11,12	11,588	10,190
Share-based payments	17,18	4,633	9,777
Impairment loss	7	1,349	—
Restructuring charges		348	—
		72,135	46,395
Loss from operations		(54,896)	(20,671)
Other income (expense)
Financing costs, net	8,13,14,15	(1,502)	(901)
Remeasurement of contingent consideration	19	547	—
Foreign exchange gain (loss)		(80)	108
Joint venture termination cost	17	—	(931)
Gain (loss) on disposal of capital assets		40	(228)
Gain on marketable securities and derivatives		396	32
Other income		7	—
		(592)	(1,920)
Loss before income taxes		(55,488)	(22,591)
Provision for (recovery of) income taxes	21
Current		(4,392)	(1,499)
Deferred		(2,062)	(410)
		(6,454)	(1,909)
Loss for the year		(49,034)	(20,682)
Basic and diluted loss per common share		(0.88)	(0.49)

Other comprehensive income
Foreign currency translation income, net of tax		2,573	—
Comprehensive loss for the year		(46,461)	(20,682)

Weighted average number of common shares outstanding
Basic and diluted		55,490,303	42,518,342

The accompanying notes are an integral part of these Consolidated Financial Statements

THE VALENS COMPANY INC.
Consolidated Statements of Changes in Shareholders’ Equity

For the years ended November 30

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
					Accumulated Other
				Obligation to	Comprehensive
	Number	Amount	Reserves	issue shares	Income	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2019	41,834,698	153,826	12,590	2,375	—	(36,057)	132,734

Shares issued for exercise of warrants (Note 18(i))	58,475	851	(333)	—	—	—	518
Shares issued for exercise of options (Note 18(j))	145,550	644	(316)	—	—	—	328
Equity settled share-based payments (Note 18(n))	56,727	328	(589)	—	—	—	(261)
Shares issued for SoRSE agreement (Note 13, 18(l))	576,811	5,070	—	—	—	—	5,070
Share-based payments (Note 18(k))	400,000	1,920	8,299	(442)	—	—	9,777
Shares cancelled – normal course issuer bid (Note 18(m))	(14,533)	(54)	—	—	—	(44)	(98)
Loss for the year	—	—	—	—	—	(20,682)	(20,682)
Balance, November 30, 2020	43,057,728	162,585	19,651	1,933	—	(56,783)	127,386
Exercise of RSUs (Note 18(a))	111,030	476	(907)	—	—	—	(431)
Shares issued for exercise of warrants (Note 18(b))	2,000	21	(2)	—	—	—	19
Shares issued for exercise of options (Note 18(c))	401,678	4,085	(1,943)	—	—	—	2,142
Units issued through bought deal financing (Note 18(d))	11,101,433	81,354	4,345	—	—	—	85,699
Share-based payments (Note 18(e))	171,667	779	3,978	(470)	—	—	4,287
Shares issued for acquisition of LYF (Note 18(f), Note 19)	3,106,032	16,214	—	—	—	—	16,214
Shares issued for acquisition of GR (Note 18(g), Note 19)	4,094,726	40,662	—	—	—	—	40,662
Shares issued for acquisition of CS (Note 18(h), Note 19)	5,786,360	35,760	—	—	—	—	35,760
Share issuance costs (Note 18(d)(h))	—	(5,839)	—	—	—	—	(5,839)
Share consolidation adjustment (Note 18)	(110)	—	—	—	—	—	—
Foreign currency translation income	—	—	—	—	2,573	—	2,573
Loss for the year	—	—	—	—	—	(49,034)	(49,034)
Balance, November 30, 2021	67,832,544	336,097	25,122	1,463	2,573	(105,817)	259,438

The accompanying notes are an integral part of these Consolidated Financial Statements

5

THE VALENS COMPANY INC.
Consolidated Statements of Cash Flows

For the years ended November 30

(Expressed in Thousands of Canadian Dollars)

		2021	2020
	Notes	$	$
OPERATING ACTIVITIES
Loss for the year		(49,034)	(20,682)
Adjustment for non-cash items:
Depreciation and amortization		13,707	10,765
Share-based payments		4,633	9,777
Inventory valuation allowance		4,043	9,293
Fair value changes on growth of biological assets and inventory sold	10	188	—
Loss on onerous contracts		—	1,819
Impairment loss on trade receivables		1,005	571
Provision (recovery) for income taxes		(6,454)	(1,909)
Interest expense on lease liability		254	175
Accretion		1,079	712
Foreign exchange (gain) loss		80	(173)
Interest income on promissory note receivable		(217)	(82)
Loss (gain) on disposal of capital assets		(40)	228
Gain on marketable securities and derivatives		(396)	(32)
Gain on remeasurement of contingent consideration		(547)	—
Working capital adjustments:
Trade and other receivables		(2,038)	5,605
Prepaid expenses and other current assets		1,666	(6,212)
Inventory and biological assets		(29,740)	(16,505)
Contractual obligation		(2,178)	(964)
Accounts payable and accrued liabilities		16,339	(2,435)
Income taxes (paid) recovered		784	(5,603)
		(46,866)	(15,652)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(16,586)	(23,419)
Acquisition of intangible assets		(191)	(7,921)
Purchase of marketable securities and derivatives		(3,000)	—
Repayment of promissory note receivable	8	1,635	1,033
Proceeds from sale of capital assets		178	117
Proceeds from sale of marketable securities and derivatives		1,427	—
Issuance of promissory note receivable		(755)	(1,000)
Acquisition of LYF	19	(3,713)	—
Acquisition of Green Roads	19	(15,751)	—
Acquisition of Citizen Stash	19	1,355	—
Proceeds from redemption of GIC		—	8,500
		(35,401)	(22,690)

FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs		—	19,337
Proceeds from bought deal, net of share issue costs	18	79,922	—
Proceeds from exercise of warrants		19	518
Proceeds from exercise of stock options		2,142	328
Payment on exercise of RSUs		(431)	(261)
Payment to settle obligation to issue shares		(348)	—
Repayments of term loan		(2,304)	(10,500)
Purchase of shares under normal course issuer bid		—	(98)
Payments on lease liability		(1,093)	(526)
		77,907	8,798
Effect of exchange rate changes on cash		69	—

CHANGE IN CASH		(4,291)	(29,544)
Cash, beginning of year		20,344	49,888
Cash, end of year		16,053	20,344

Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these Consolidated Financial Statements

6

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

1.  DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and Nasdaq and under the trading symbol “VLNS”.

On November 16, 2021, the Company effected a three for one consolidation of its common shares in order to meet Nasdaq listing requirements. Current year and comparative common share and share-based instrument balances have been updated to reflect the share consolidation.

The address of the Company’s registered office is Suite 400, 96 Spadina Avenue, Toronto, ON, M5V 2J6.

Valens Agritech Ltd. (“VAL”) was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to perform analytical testing services on cannabis products.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies was issued a cannabis micro-processing license by Health Canada on November 19, 2021.

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. (“LYF”). LYF is an edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

On June 17, 2021, the Company acquired 100% of the shares of Green Roads, Inc. and its manufacturing subsidiary (collectively, “Green Roads” or “GR”). Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, Green Roads produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

On November 8, 2021, the Company acquired 100% of the shares of Citizen Stash Cannabis Corp. (“Citizen Stash” or “CS”). Citizen Stash is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of cannabis, based in Mission BC, with a portfolio of premium cannabis genetics, strains, and products. Experion Biotechnologies Inc’s Health Canada license also permits sales directly to provinces and territories.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

2.  BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company for the year ended November 30, 2021 were authorized for issue by the Board of Directors on February 28, 2022.

Basis of measurement

These consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The consolidated financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Wholly owned subsidiaries of the Company, included in these consolidated financial statements are as follows:

Subsidiary	Geographical Region	Functional Currency	Date of Consolidation
Valens Agritech Ltd.	Canada	CAD	April 14, 2014
Valens Farms Ltd.	Canada	CAD	July 19, 2018
Valens Labs Ltd.	Canada	CAD	October 18, 2018
Southern Cliff Brands Inc.	Canada	CAD	November 8, 2019
Valens Australia Pty Ltd.	Australia	CAD	June 26, 2020
LYF Food Technologies Inc.	Canada	CAD	March 5, 2021
Green Roads	United States	USD	June 17, 2021
Citizen Stash	Canada	CAD	November 8, 2021

All intra-company transactions, balances, income, and expenses were eliminated in full on consolidation.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Critical accounting estimates and judgments

IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

2.  BASIS OF PREPARATION – continued

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, are disclosed throughout the notes to the consolidated financial statements.

3.  APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards that are effective for the current year:

(i) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company’s condensed interim consolidated financial statements.

B.	New IFRS Standards in issue but not yet effective:

(i) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(ii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iii) Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

3.  APPLICATION OF NEW ACCOUNTING STANDARDS – continued

January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

(iv) Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

(v) Disclosure initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements).The amendments help companies provide useful accounting policy disclosures. The key amendments include:

–	requiring companies to disclose their material accounting policies rather than their significant accounting policies;
–	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and,
–	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies, which affect the consolidated financial statements as a whole, are described in this section. Accounting policies have also been disclosed throughout the notes to the consolidated financial statements where a corresponding note exists, including the following:

Financial Statement Item	Accounting Policy	Accounting Estimates and Judgments
Marketable securities and derivatives (Note 5)	✓
Trade and other receivables (Note 6)	✓	✓
Inventory (Note 9)	✓	✓
Biological assets (Note 10)	✓	✓
Property, plant and equipment (Note 11)	✓	✓
Intangible assets and goodwill (Note 12)	✓	✓
Term loan and other debt (Note 13)	✓
Lease liabilities (Note 15)	✓
Net revenue (Note 16)	✓
Related party transactions (Note 17)	✓
Share capital and reserves (Note 18)	✓	✓
Business acquisitions (Note 19)	✓	✓
Government assistance (Note 20)	✓
Income taxes (Note 21)	✓
Financial instruments (Note 23)	✓
Segmented reporting (Note 26)	✓

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

Cash

Cash and cash equivalents is comprised of deposits with banks and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less and are classified and measured at amortized cost which approximates fair value.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

4.  SIGNIFICANT ACCOUNTING POLICIES – continued

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

Onerous contracts

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and net cost of continuing with the contract, which is determined based on incremental costs necessary to fulfill the obligation under the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company’s products and services. Primary costs include raw materials, packaging, direct labour, overhead, shipping and the depreciation of production equipment and facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes. The Company recognizes the cost of sales as the associated revenue is recognized.

Loss per share

The Company presents basic loss per share data for its common shares, calculated by dividing the net loss available to common shareholders of the Company by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

5.  MARKETABLE SECURITIES AND DERIVATIVES

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”).

Explanatory information

	2021	2020
	$	$
Common Shares of Canadian licensed producer	3,000	750
Purchase Warrants of Canadian licensed producer	72	282
	3,072	1,032

On September 4, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement. The Company received 3,333,333 common shares and 3,333,333 warrants with an exercise price of $0.40 for a term of three years. During the year ended November 30, 2021, the 3,333,333 common shares were sold for a realized gain of $44 and the 3,333,333 warrants were sold for a realized gain of $351.

On September 26, 2021, the Company subscribed for $3,000 of units in a Canadian licensed producer’s private placement. The Company received 375,000 common shares and 375,000 warrants with an exercise price of $9.20 for a term of two years.

6.  TRADE AND OTHER RECEIVABLES

Accounting Policy

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period.

Accounting Estimates & Judgments

Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable, and the financial asset is written off.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

6.  TRADE AND OTHER RECEIVABLES - continued

Explanatory information

	2021	2020
	$	$
Trade accounts receivable	28,741	25,692
Less: trade receivables valuation allowance	(1,679)	(589)
Net trade accounts receivable	27,062	25,103
Unbilled revenue on products/services transferred over time	387	366
GST recoverable	140	229
Government assistance receivable (Note 20)	114	1,075
Other receivables	908	—
Employee tax receivable (Note 17)	—	771
	28,611	27,544

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

7.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	2021	2020
	$	$
Deposits – raw material inventory	9,014	8,759
Deposits – leases and equipment	1,917	2,707
Prepaid expenses	5,029	964
Restricted short-term investments	301	100
	16,261	12,530

The restricted short-term investment balance consists of $100, $101, and $100 guaranteed investment certificates maturing on August 20, 2022, June 10, 2022, and August 3, 2022, respectively, and bearing annual interest rates of 0.10%, 0.10%, and 0.05%, respectively. These investments are held as security for corporate credit card facilities.

During the year ended November 30, 2021, the Company recorded an impairment of a prepaid asset of $1,349 (November 30, 2020 - $nil) as result of deposits made that are not expected to be utilized.

8.  PROMISSORY NOTE RECEIVABLE

$
Balance, November 30, 2019	—
Additions	2,360
Interest and fees	82
Repayment	(1,033)
Balance, November 30, 2020	1,409
Additions	755
Interest and fees	217
Acquisition consideration (Note 19)	(762)
Acquisition of Green Roads (Note 19)	100
Foreign currency translation gain	3
Repayment	(1,635)
Balance, November 30, 2021	87

On September 4, 2020, the Company converted a $1,360 trade accounts receivable balance of a Canadian licensed producer to a promissory note in the amount of $1,360 which accrued interest at 15% per annum. On February 23, 2021, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

On June 17, 2021, the Company acquired a $100 promissory note receivable held by Green Roads. The note is owed by a U.S. CBD company and payment terms are $5 biweekly payments. No interest is earned on the balance.

9.  INVENTORY

Accounting Policy

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis, hemp oil and finished goods inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

9.  INVENTORY - continued

Accounting Estimates & Judgments

Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices, condition of the inventory based on age and the market demand.

Explanatory information

	2021	2020
	$	$
Dried cannabis and hemp biomass	7,799	3,558
Extracted cannabis and hemp oils	26,533	11,146
Finished goods	5,073	1,514
Packaging and supplies	7,437	3,650
	46,842	19,868
Less: inventory valuation allowance	(4,803)	(5,485)
	42,039	14,383

Inventory expensed to cost of sales for the year ended November 30, 2021 was $49,346 (November 30, 2020 - $41,619). During the year ended November 30, 2021, the Company recorded an inventory valuation allowance of $4,043 (November 30, 2020 - $9,293), recognized on cannabis purchased and processed, packaging supplies including hardware in which the cost exceeds its net realizable value.

10.  BIOLOGICAL ASSETS

Accounting Policy

Biological assets, consisting of cannabis plants, are measured at fair value up to the point of harvest, less costs to complete and sell. All biological assets are classified as current. The fair value of biological assets is categorized within Level 3 on the fair value hierarchy.

The Company values biological assets by multiplying the expected yield, in grams, from each harvest by the estimated selling price expected to be achieved by the Company. The value of biological assets is then reduced by the percentage of completion of the harvest and the estimated post-harvest costs and cost to complete.

The Company capitalizes all direct and overhead costs incurred during the biological transformation process and up to the point of harvest to biological assets on the consolidated statement of financial position, consistent with the capitalization criteria under Inventory (Note 9).

Accounting Estimates and Judgments

Determination of the fair values of the biological assets requires the Company to make various estimates and assumptions. The fair value of biological assets is considered a Level 3 categorization in the IFRS fair value hierarchy. The significant estimates and inputs used to assess the fair value of biological assets include the following assumptions as at November 30, 2021. Note that per unit amounts below are expressed in Canadian Dollars:

(i)	Selling prices – selling prices are based on the range of actual sales prices per gram for the period. Selling prices range between $4.56 and $11.72 at an average of $7.89 per gram for cannabis flower and $nil per gram for cannabis trim. The Company has not recognized fair value of biological assets related to cannabis trim grown to reflect the current market conditions.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

10.  BIOLOGICAL ASSETS – continued

(ii)	Post-harvest costs to complete and sell – the costs are based on actual processing costs incurred by drying, trimming, testing, packaging, manufacturing, and selling activities incurred in the period, including overhead allocations for these activities.

Post-harvest costs to complete and sell average $4.19 per gram. The Company did not allocate any post-harvest costs to cannabis trim to reflect the current market conditions.

(iii)	The stage of plant growth – the stage of plant growth is estimated by the number of days into the growing stage as compared to the estimated growing time for a full harvest. The estimated stage of growth of the cannabis plants completion range between 18% and 94% at an average of 51% complete.

(iv)	Expected yield – the expected yield per plant is based on the Company’s historical adjusted average yield per plant. Expected total yield per plant ranges from 83 to 107 grams of cannabis flower at an average of 92.

Explanatory information

As at November 30, 2021, the Company’s biological assets consist solely of 1,928 cannabis plants. The changes in the fair value of biological assets are as follows:

$
Balance, November 30, 2020	—
Additions through acquisition of Citizen Stash (Note 19)	252
Changes in fair value due to biological transformation	(188)
Capitalized costs incurred during the biological transformation process	277
Transferred to inventory upon harvest	(114)
Balance, November 30, 2021	227

The Company expects that a $1 increase or decrease in the selling price per gram of cannabis flower would increase or decrease the fair value of biological assets by $61. An increase or decrease in the expected yield per cannabis plant of 5 grams would result in an increase or decrease in the fair value of biological assets by $12. Additionally, an increase or decrease of 10% in the post-harvest costs to complete and sell would increase or decrease the fair value of biological assets by $61.

Net effect of changes in fair value of biological assets include:

$
Unrealized change in fair value of biological assets	(168)
Realized fair value increments on inventory sold or impaired	(20)

Unrealized change in fair value of biological assets is the net amount of the changes in fair value due to biological transformation changes that have been added to biological assets during the year ended November 30, 2021. As at November 30, 2021, biological assets and inventory include a total of $121 of unrealized fair value of biological assets charges which are yet to be expensed, as the related biological assets and cannabis inventory is not yet sold.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

The depreciation rates applicable to each category of property, plant and equipment are as follows:

Building	15 - 50 years straight-line
Computer equipment and software	20% - 100% declining balance
Office furniture and equipment	20% - 50% declining balance
Lab and production equipment	20% declining balance
Right of use asset	2 – 10 years straight-line
Leasehold improvements	7 years straight-line

The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting year, with the effect of any changes in estimates accounted for on a prospective basis. The determination of appropriate useful lives and residual values are based on management’s judgement; therefore, the resulting depreciation is subject to estimation uncertainty.

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statement of comprehensive loss, by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Recognition and subsequent measurement of right of use assets is discussed in Note 15 “Lease Liabilities”.

Items of equipment are derecognized upon disposal or when no future economic benefits are expected to arise from their continued use. Any gain or loss arising from disposal or retirement is determined as the difference between the consideration received and the carrying amount of the asset and is recognized in profit or loss.

Accounting Estimates and Judgments

Amortization of property, plant and equipment is dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT - continued

Explanatory information

				Computer	Office	Lab and
				equipment	furniture and	production	Right-of-use
	Land	Buildings	Leaseholds	and software	equipment	equipment	asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2019	3,699	13,759	116	546	659	11,768	—	30,547
Additions	—	21,447	332	342	364	3,238	4,969	30,692
Disposals	—	—	—	(88)	—	(366)	(285)	(739)
Balance, November 30, 2020	3,699	35,206	448	800	1,023	14,640	4,684	60,500
Additions	—	3,321	1,555	272	218	8,181	—	13,547
Additions from LYF acquisition (Note 19)	1,160	4,155	—	26	320	1,409	—	7,070
Additions from GR acquisition (Note 19)	—	—	79	86	306	695	1,853	3,019
Additions from CS acquisition (Note 19)	1,477	4,126	—	128	8	339	53	6,131
Foreign exchange adjustments	—	—	4	4	14	32	85	139
Disposals	—	(7)	—	(16)	—	(166)	—	(189)
Balance, November 30, 2021	6,336	46,801	2,086	1,300	1,889	25,130	6,675	90,217
Accumulated depreciation
Balance, November 30, 2019	—	779	—	348	362	2,684	—	4,173
Depreciation	—	417	9	193	193	2,124	487	3,423
Disposals	—	—	—	(86)	—	(23)	(143)	(252)
Balance, November 30, 2020	—	1,196	9	455	555	4,785	344	7,344
Depreciation	—	1,242	42	299	351	2,571	1,008	5,513
Disposals	—	—	—	(2)	—	(49)	—	(51)
Balance, November 30, 2021	—	2,438	51	752	906	7,307	1,352	12,806
Carrying value
November 30, 2020	3,699	34,010	439	345	468	9,855	4,340	53,156
November 30, 2021	6,336	44,363	2,035	548	983	17,823	5,323	77,411

During the year ended November 30, 2021, the Company recognized $5,513 of depreciation (November 30, 2020 – $3,423). Of this amount, $2,119 was allocated to cost of sales during the year ended November 30, 2021 (November 30, 2020 - $575).

12.  INTANGIBLE ASSETS AND GOODWILL

Accounting Policies

Initial Recognition – Intangible Assets

Upon initial recognition, the Company measures intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. For internally generated intangible assets, research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset.

The Company begins recognizing amortization of intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses. The estimated useful lives, residual values, and amortization methods are reviewed at each period end, and any changes in estimates are accounted for prospectively.

The Company does not amortize intangible assets with indefinite lives.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

12.  INTANGIBLE ASSETS AND GOODWILL - continued

Initial Recognition – Goodwill

The Company initially recognizes goodwill when it arises from business combinations. The Company measures goodwill as the difference between the purchase consideration for the acquisition and the fair value of the separately identifiable assets acquired and liabilities assumed as part of the acquisition. If the fair value of the purchase consideration transferred is lower than the sum of the separately identifiable assets acquired and liabilities assumed, the Company immediately recognizes the difference as a gain in the statement of comprehensive loss. The Company allocates Goodwill to a cash-generating unit (“CGU”) that is expected to benefit from the synergies of the business combination from which the goodwill arose.

Intangible assets and Goodwill Impairment

An intangible asset or goodwill is impaired if the recoverable amount of the asset is less than its carrying amount. The recoverable amount of an intangible asset or the cash-generating unit ("CGU") to which the goodwill has been allocated, is the higher of its fair value less costs to sell and value in use. The Company tests intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that the assets’ carrying amount may not be recoverable. For indefinite life intangible assets and goodwill, the Company conducts impairment tests on every annual reporting period end, or more frequently if any event or change in circumstances indicate that the assets’ carrying amount may not be recoverable. If an asset is considered impaired, the Company immediately recognizes the impairment loss in the consolidated statement of comprehensive loss. Subsequently, if estimates used to determine an asset or a CGUs recoverable amount have improved since impairment was recognized, the impairment related to the asset or CGUs, other than goodwill, may be reversed.

Accounting Estimates and Judgements

The Company uses estimates in determining the useful life and residual values of its definite life intangible assets. The definite life intangible assets that are not under development and are ready for use, are amortized on a straight-line basis, based on the estimated useful lives as described in the table below:

SoRSE manufacturing and sales license	5 years straight-line
Health Canada licenses	8 - 50 years straight-line
Customer relationships	2 years straight-line
Brand	10 years straight-line
Software	3 years straight-line

For goodwill, assets with indefinite useful lives, or assets not yet available for use, the impairment analysis includes key assumptions, underlying cash flows, and future economic benefit including recoverable amounts. The analysis also includes significant judgement around assumptions associated with the development of the size of new domestic and international markets for the Company’s products, market share acquisition, costs to operate in new jurisdictions and regulations which continue to be defined. For assets being amortized, this assessment included a consideration of external and internal indicators that the asset may be impaired. The Company uses judgment in determining the allocation of goodwill to a CGU for the purpose of impairment testing.

The Company uses estimates in determining the recoverable amount of its CGUs. The determination of the recoverable amount for impairment testing requires the use of significant estimates, such as future cash flows, discount rates, terminal value, and growth rates. Future cash flows are based on the Company’s estimates and expected future operating results of the CGU after considering economic conditions impacting the CGU.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

12. INTANGIBLE ASSETS AND GOODWILL – continued

Explanatory information

	SoRSE
	Manufacturing	Health	Customer
	and Sales License	Canada Licenses	Relationships	Brand	Software	Goodwill	Total
	$	$	$	$	$	$	$
Cost
Balance, November 30, 2019	14,266	2,980	430	130	9	4,123	21,938
Additions	24,183	—	—	—	35	—	24,218
Balance, November 30, 2020	38,449	2,980	430	130	44	4,123	46,156
Additions	—	—	—	—	191	—	191
Additions from LYF acquisition (Note 19)	—	9,320	40	3,622	—	6,613	19,595
Additions from GR acquisition (Note 19)	—	—	2,050	30,253	841	27,099	60,243
Additions from CS acquisition (Note 19)	—	793	5	19,919	—	14,599	35,316
Foreign exchange adjustments	—	—	77	1,134	33	788	2,032
Balance, November 30, 2021	38,449	13,093	2,602	55,058	1,109	53,222	163,533
Accumulated amortization
Balance, November 30, 2019	2,854	—	18	—	—	—	2,872
Amortization	7,118	—	215	—	9	—	7,342
Balance, November 30, 2020	9,972	—	233	—	9	—	10,214
Amortization	7,119	141	203	715	16	—	8,194
Balance, November 30, 2021	17,091	141	436	715	25	—	18,408
Carrying value
November 30, 2020	28,477	2,980	197	130	35	4,123	35,942
November 30, 2021	21,358	12,952	2,166	54,343	1,084	53,222	145,125

Goodwill and intangible assets recognized through business combinations

Intangible assets

The Company acquired certain brands and trademarks as part of the acquisitions completed during the year ended November 30, 2021, as discussed in further detail in Note 19 – Business Acquisitions. For the year ended November 30, 2021, the Company has recorded amortization expense of $277 (November 30, 2020 - $nil).

Licenses

During the year ended November 30, 2021 the Company acquired intangible assets related to Health Canada licenses in the amount of $10,113, as discussed in further detail in Note 19 – Business Acquisitions. The useful life of all of these Licenses are between 20 and 50 years. For the year ended November 30, 2021 the Company has recorded amortization expense of $141 (November 30, 2020 – $nil) for the finite life Health Canada Licences.

Goodwill

The Company has recorded goodwill arising from its acquisitions, as discussed in Note 19 – Business Acquisitions. The Company has allocated the goodwill to two of its CGUs, Canada and US Operations. The CGUs are tested for impairment annually or if there are any events or change in circumstances that might indicate that the assets’ carrying amount is not recoverable.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

12. INTANGIBLE ASSETS AND GOODWILL – continued

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On December 12, 2019, the Company entered into a five-year amended and restated manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the amended agreement, SoRSE granted the Company the exclusive rights related to the proprietary emulsion technology and SoRSE branded products for the European, Australian, and Mexican markets in addition to the exclusive Canadian rights under the original agreement. In exchange for these additional rights, the Company paid $7,887 and issued 1,730,432 common shares valued at $5,070. The amended and restated agreement also contains a decreasing royalty on revenue related to the associated products and technologies with annual minimums of US$2,000, specifically related to the new markets, over the term of the agreement. The Company recorded a contractual obligation (Note 14) for the present value of the minimum royalty payments and included this in the value of the agreement.

13.  TERM LOAN AND OTHER DEBT

Accounting Policy

The Company initially recognizes loans and borrowings at fair value on the date that it is originated, less any directly attributable transaction costs. After initial recognition, these liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company de-recognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

Explanatory information

Term Loan	$
Balance, November 30, 2019	—
Additions	20,000
Repayment	(10,500)
Balance, November 30, 2020	9,500
Additions	—
Acquisition of Citizen Stash (Note 19)	2,500
Repayment (i)	(2,250)
Balance, November 30, 2021	9,750
Deferred financing costs
Balance, November 30, 2019	—
Additions	663
Accretion	(101)
Balance, November 30, 2020	562
Additions (iv)	46
Accretion (ii,iii)	(570)
Balance, November 30, 2021	38
Total term loan, net of deferred financing costs	9,712
Current portion (iii)	(9,712)
Non-current portion	—

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

13.  TERM LOAN AND OTHER DEBT – continued

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020 the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company incurred and deferred $606 of costs to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method.

On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00%

to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants. The Company incurred and deferred $57 to secure the amendment, whose costs are included in the value of the term loan and amortized over the remaining life of the loan.

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the financial covenants’ relief (in the form of a pre-emptive waiver) for each of the fiscal quarters ending from the date of the waiver to February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders.

As of November 30, 2021, due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as current liabilities.

With respect to the amended credit facility:

i.	The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

ii.	As at November 30, 2021, the applicable interest rate on the term loan was 4.4% (November 30, 2020 – 4.0%). For the year ended November 30, 2021, the Company incurred financing costs on the Credit Facility of $863 (year ended November 30, 2020 - $199).

iii.	During the year ended November 30, 2021, the Company accelerated the accretion of the remaining deferred financing costs associated with the credit facility, resulting in the recognition of $506 of accelerated accretion.

iv.	Furthermore, on June 17, 2021, the Company incurred a further $46 of deferred financing to secure the second amending agreement with the lender.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

13.  TERM LOAN AND OTHER DEBT – continued

On December 23, 2020, Citizen Stash entered into a mortgage agreement with a Canadian financial institution (the “Mortgage”). Under the terms of the agreement, a total principal amount of $2,500 was extended over two instalments to provide conventional first mortgage financing for the manufacturing facility located in Mission, BC. Interest-only payments will be made until the loan matures in September 2022 at a rate of 11% per annum.

The Company’s required repayments, if not demanded, on the term loan due in each of the next reporting years are as follows:

2022	$5,250
2023	4,500
9,750

In addition to the credit facility discussed above, there is also debt held in relation to a vehicle used at Green Roads. The vehicle debt contributes $11 and $16 to the term loan current and non-current balances respectively.

Subsequent to the year ended November 30, 2021,both the Credit Facility and the Mortgage were repaid in full (Note 27).

14.  CONTRACTUAL OBLIGATION

Explanatory Information

The following is a continuity schedule of the contractual obligation related to the SoRSE agreement for years ended November 30, 2021 and 2020:

Balance, November 30, 2019	—
Contract execution	11,227
Accretion	611
Payment	(964)
Foreign exchange gain	(173)
Balance, November 30, 2020	10,701
Accretion	509
Payment	(2,178)
Foreign exchange gain	(153)
Balance, November 30, 2021	8,879
Current portion	(1,817)
Non-current portion	7,062

15.  LEASE LIABILITIES

Accounting Policy

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

15.	LEASE LIABILITIES – continued

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

●Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;
●Amounts expected to be payable under a residual value guarantee; and,
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

15.	LEASE LIABILITIES – continued

Explanatory information

The following is a continuity schedule of lease liabilities for the year ended November 30, 2021.

Balance, November 30, 2019	$—
IFRS transition	—
Lease additions	4,968
Lease payments	(526)
Interest expense on lease liabilities	175
Other settlement of lease liabilities	(167)
Balance, November 30, 2020	4,450
Acquisition of Green Roads (Note 19)	1,916
Acquisition of Citizen Stash (Note 19)	53
Lease payments	(1,093)
Foreign exchange adjustments	64
Interest expense on lease liabilities	254
Balance, November 30, 2021	5,644
Current portion	(1,406)
Non-current portion	4,238

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing rate. For leases recognized in the year ended November 30, 2021, the weighted average rate applied is 5.45% (November 30, 2020 – 5.45%). During the year ended November 30, 2021, the Company recorded rent expense of $725 (November 30, 2020 - $671) related to short-term and low value agreements.

16.  NET REVENUE

Accounting Policy

The Company generates revenue primarily from toll processing and co-packing services, product sales, and analytical testing services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligation(s) in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation(s) in the contract; and,
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

Toll processing and co-packing services are recognized over a period of time as performance obligations are completed. The Company recognizes revenue according to the percentage of completion of the service provided.

Product sales are recognized when the Company satisfies the performance obligations and transfers control over the goods to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

The Company recognizes revenue related to bill and hold arrangements when the customer has the contractual right and ability to direct the use of and obtain substantially all of the remaining benefits from the product, prior to shipment. In such instances the inventory is segregated and available for delivery at the customer’s direction.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

16.  NET REVENUE - continued

Some customers of the Company are also suppliers of raw inputs used in production of the Company’s own products or the production of products for other customers. In such instances revenue is recognized on a gross or net basis based on the revenue recognition criteria.

For certain sales of white label goods in which the Company collaborates with a royalty partner, the Company records gross revenue as principal as it controls the goods before those goods are transferred to a customer.

Analytical testing services are recognized when the Company satisfies the performance obligations and testing results are provided to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds, and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15 Revenue from contracts with customers.

Explanatory information

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	2021	2020
	$	$
Toll processing and co-packing	4,658	27,281
Product sales	71,422	54,674
Analytical testing	1,600	1,684
Other revenue	495	139
	78,175	83,778

Products transferred at a point in time	73,517	56,497
Products/services transferred over time	4,658	27,281
	78,175	83,778

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

17.  RELATED PARTY TRANSACTIONS

Accounting Policy

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Explanatory information

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, CCO, President, Executive Vice Presidents, and directors of the Company.

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	2021	2020
	$	$
Management and consulting fees	—	480
Wages and salaries	2,354	2,394
Share-based payments	3,682	5,902
Employment termination costs	260	—
Joint venture termination costs	—	931
	6,296	9,707

As at November 30, 2021, trade and other receivables included $nil (November 30, 2020 - $771) due from key management personnel in connection with payroll taxes resulting from share-based payments.

18.  SHARE CAPITAL AND RESERVES

Accounting Policies

Unit financing

In a unit financing where the Company issues common shares with an attached warrant, the warrants issued to investors and any warrants issued to brokers are accounted for as follows:

The fair value of investor warrants is measured based on the unit price paid by the investor compared to the fair value of the common shares on the issuance date. If the unit price is greater than the common share price, the excess is considered the fair value of the investor warrant. If the unit price is less than the common share price, no fair value is assigned to the warrant. The fair value of the common shares is recognized in share capital and the fair value of the investor warrants is recognized in reserves.

The fair value of broker warrants is measured and recognized on the date of grant, using the Black-Scholes option pricing model. The fair value is recognized as a share issuance cost with a corresponding increase in reserves.

Additionally, the Company evaluates whether warrants issued are considered compound financial instruments requiring bifurcation between liability and equity by assessing the nature of the warrant instrument and whether the conversion terms are fixed or variable.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

Share-based payment

The Company has two share-based payment plans under which awards have been made: the legacy option plan and the omnibus long term incentive plan (“LTIP”) in addition to obligations to issue shares under certain employment agreements. Share-based payment consists of stock options, restricted share units (“RSU”) and deferred share units (“DSU”).

The Company grants stock options to acquire common shares of the Company to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

The fair value of the options granted are measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. The fair value is recognized as an expense with a corresponding increase in reserves. When stock options are exercised, share capital is credited by the sum of the consideration paid and the related portion of share-based payment previously recorded in reserves.

The fair value of RSUs and DSUs is measured at fair value on the date of grant, using the market price of the Company’s shares. The fair value is recognized as an expense with a corresponding increase in reserves. When RSUs and DSUs vest and are settled, share capital is credited by moving the settled balance from reserves to share capital. If any portion on the units is settled in cash at the Company’s option, the cash component is recorded as a decrease in cash and cash equivalents.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

When the Company enters into a commitment to issue shares, the consideration is recorded as an obligation to issue shares when goods are received, and services rendered and reclassified to share capital when shares are issued.

Accounting Estimates and Judgments

The inputs used in calculating the fair value for share-based payment expense included in loss for the year.

The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

Explanatory information

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Year ended November 30, 2021:

(a)	The Company issued 111,030 common shares in connection with the vesting and release of 116,263 RSUs resulting in an increase to share capital of $476 and a decrease in cash and cash equivalents of $431 in relation to withholding taxes paid.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

(b)	The Company issued 2,000 common shares at a price of $10.43 per common share in connection with the exercise of warrants for gross proceeds of $19. As a result of the exercise of the warrants, the fair value of the warrants amounting to $2 was reclassified from reserves to share capital.

(c)	The Company issued 401,678 common shares in connection with the exercise of options for gross proceeds of $2,142. As a result of the exercise of options, the fair value of the options amounting to $1,943 was reclassified from reserves to share capital.

(d)	On January 29, 2021, the Company closed a bought deal financing pursuant to which the Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929 that were recorded to equity.

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $42,876 to common shares and $279 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,848 that were recorded to equity.

(e)	The Company issued 171,667 common shares in connection with employment compensation agreements resulting in a decrease in the obligation to issue shares of $470 and increase in share capital of $779.

(f)	The Company issued 3,106,032 common shares valued at $16,214 in connection with the acquisition of LYF (Note 19).

(g)	The Company issued 4,094,726 common shares valued at $40,662 in connection with the acquisition of GR (Note 19).

(h)	The Company issued 5,786,360 common shares valued at $35,760 in connection with the acquisition of CS (Note 19). The transaction included share issuance costs incurred of $62.

Year ended November 30, 2020:

(i)	The Company issued 58,475 common shares and 29,237 warrants exercisable at a price of $12.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital.

(j)	The Company issued 145,550 common shares in connection with the exercise of options for gross proceeds of $328. As a result of the exercise of options, the value previously recognized as compensation, amounting to $316, was reclassified from reserves to share capital.

(k)	The Company issued 400,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $442 and increase in share capital of $1,920.

(l)	The Company issued 576,811 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 12).

(m)	The Company cancelled 14,533 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

(n)	The Company issued 56,727 common shares in connection with the vesting and release of 113,452 RSUs resulting in an increase to share capital of $328 and a decrease in cash and cash equivalents of $261.

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2022	2023	Total
Officers	200,000	150,000	350,000

Of the amount recognized for the obligation to issue shares, $656 was recorded as share-based payments expense related to the issue of 216,667 shares for the year ended November 30, 2021 (November 30, 2020 - $1,478 related to the issue of 400,000 shares).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies, 201,351 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones and provisions outlined in the share purchase agreement. As of November 30, 2021, the first milestone had been fulfilled, and 28,764 shares were released from escrow.

In connection with the acquisition of LYF (Note 19), 755,555 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. November 30, 2021 these shares remain in escrow as the milestones have not yet been achieved.

In connection with the acquisition of GR (Note 19), there were 1,434,767 common shares placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company. At November 30, 2021 these shares remain in escrow as the milestones have not yet been achieved.

Warrants

The following table summarizes warrant activity during the year ended November 30, 2021 and 2020:

	Number	Weighted Average
	of Warrants	Exercise Price
		$
Balance, outstanding November 30, 2019	8,988,810	11.73
Issued	87,712	12.00
Exercised	(175,424)	8.85
Balance, outstanding November 30, 2020	8,901,098	11.79
Issued	16,652,150	9.66
Exercised	(6,000)	9.65
Expired	(7,901,098)	11.88
Balance, outstanding November 30, 2021	17,646,150	9.75

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

The following table summarizes the warrants outstanding as at November 30, 2021:

Warrants	Warrants
Outstanding	Exercisable	Exercise price	Expiry date
		$
400,000	400,000	10.50	October 26, 2023
300,000	300,000	11.25	October 26, 2023
300,000	300,000	12.00	October 26, 2023
9,678,500	9,678,500	7.65	January 29, 2024
6,967,650	6,967,650	12.45	June 4, 2024
17,646,150	17,646,150

As a result of the share consolidation on November 16, 2021 three warrants are exercisable for one common share of the Company.

Omnibus long-term incentive plan

The Company has in place an omnibus LTIP , which allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees, and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

LTIP option plan

The omnibus LTIP plan permits the Board of Directors of the Company to grant options to employees and non-employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to three years from grant date.

The following table summarizes LTIP stock option activity during the year ended November 30, 2021 and 2020:

	Number of	Weighted Average
	Options	Exercise Price
		$
Balance outstanding, November 30, 2019	—	—
Issued	539,423	5.19
Cancelled and forfeited	(191)	5.19
Balance outstanding, November 30, 2020	539,232	5.19
Issued	50,000	10.41
Exercised	(49,059)	5.19
Cancelled and forfeited	(40,929)	5.19
Balance outstanding, November 30, 2021	499,244	5.71
Options exercisable, November 30, 2021	309,423	5.33

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

The following table summarizes the LTIP stock options outstanding and exercisable as at November 30, 2021:

Options outstanding	Options exercisable	Exercise price	Expiry date
		$
449,244	301,087	5.19	October 18, 2025
50,000	8,336	10.41	May 16, 2026
499,244	309,423

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2021	2020
Average dividend per share	—	—
Average forecasted volatility	97%	111%
Average risk-free interest rate	0.95%	0.35%
Average expected life	5 years	5 years
Forfeiture rate	4.68%	5.52%
Fair value – weighted average of options issued	$2.52	$1.36

LTIP RSU’s and DSU’s

The omnibus LTIP plan permits the Board of Directors of the Company to grant RSU’s to certain officers, employees, and consultants and DSU’s to non-management directors. A portion of the RSU’s vested immediately on the grant date and the balance vests over a period of up to three years from grant date.

The following table summarizes LTIP RSU and DSU activity during the year ended November 30, 2021 and 2020:

	Number of RSUs	Weighted Average
	and DSUs	Issue Price of
		RSUs/DSUs
Balance outstanding, November 30, 2019	—
Granted	402,625	$5.19
Released and issued	(113,452)	$5.19
Balance outstanding, November 30, 2020	289,173	$5.19
Granted	92,870	$6.46
Released and issued	(169,156)	$5.36
Cancelled and forfeited	(13,116)	$5.19
Balance outstanding, November 30, 2021	199,771	$5.63

The following table summarizes the LTIP RSUs and DSUs outstanding as at November 30, 2021:

RSUs and DSUs outstanding	Grant date
124,385	October 19, 2020
16,851	February 26, 2021
9,375	May 27, 2021
16,125	August 27, 2021
33,035	November 26, 2021
199,771

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

18. SHARE CAPITAL AND RESERVES – continued

Legacy option plan

The Company has outstanding options issued under a legacy stock option plan which was replaced by the Omnibus plan discussed above.

The following table summarizes legacy stock option activity during the year ended November 30, 2021 and 2020:

		Weighted Average
	Number of	Exercise Price
	Options	$
Balance outstanding, November 30, 2019	2,557,741	8.25
Exercised	(145,550)	2.25
Cancelled and forfeited	(136,250)	10.08
Balance outstanding, November 30, 2020	2,275,941	8.53
Exercised	(352,608)	5.35
Cancelled and forfeited	(205,827)	11.97
Expired	(179,486)	1.95
Balance outstanding, November 30, 2021	1,538,020	9.56
Options exercisable, November 30, 2021	1,340,332	9.12

The following table summarizes the legacy stock options outstanding and exercisable as at November 30, 2021:

		Exercise price
Options outstanding	Options exercisable	$	Expiry date
100,000	100,000	3.21	July 9, 2023
561,384	561,384	5.85	October 13, 2023
250,000	208,334	12.63	May 26, 2024
588,303	445,058	12.96	July 14, 2024
38,333	25,556	8.37	October 14, 2024
1,538,020	1,340,332

Share-based payments

For the year ended November 30, the Company recorded the following share-based payments:

	2021	2020
Legacy stock options	1,506	6,316
LTIP stock options	1,088	917
LTIP RSUs and DSUs	1,383	1,066
Obligation to issue shares	656	1,478
	4,633	9,777

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS

Accounting Policies

Business Acquisitions

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has up to one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Accounting Estimates and Judgments

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represent contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability.

In determining the allocation of the purchase price in business acquisitions, estimates are used based on market research and appraisal values to determine the fair value of assets acquired and liabilities assumed. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a discounted forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

Explanatory Information

Acquisition of LYF

On March 5, 2021, the Company entered into an agreement to acquire all of the shares of LYF (“LYF Agreement”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $18,410, which is comprised of $3,909 cash and 2,777,827 common shares valued at $14,501. In addition, there were 328,205 common shares, valued at $1,713 placed in escrow subject to release based on the indemnity provisions of the LYF Agreement. Further, there was a $750 promissory note funded from the Company to LYF pre-acquisition, which gained $12 of accrued interest and was assumed at $762. In addition to the promissory note, there was also $310 of deferred revenue and $1,100 of accounts payable that was settled as a pre-existing relationship on acquisition.

The contingent consideration of $2,198 represents four earn-out EBITDA milestone payments of which two milestones end February 28, 2022 (with a total potential payout of $7,500 and currently valued at $878) and two milestones end February 28, 2023 (with a potential payout of $10,000 and currently valued at $1,320). The contingent consideration can be settled using cash or common shares at the Company’s discretion. 427,350 of the Company’s shares were placed into escrow subject to release upon the achievement of the first earn-out EBITDA milestone ending February 28, 2022. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and will be subsequently reviewed and remeasured on a quarterly basis (Note 23).

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary, and subject to change.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

During the year ended November 30, 2021, remeasurement of the contingent consideration under the Monte Carlo simulation resulted in a loss of $53.

	Number of	Amount
Consideration	Shares	$
Cash paid on closing		3,909
Shares issued on closing	2,777,827	14,501
Contingent consideration	Note (i)	2,198
Indemnity shares	328,205	1,713
Working capital adjustment		1,110
Settlement of pre-existing relationships		2,172
Total fair value of consideration		25,603
Net assets acquired
Current assets
Cash		196
Accounts receivable		150
Prepaid expenses and other current assets		243
Inventory		1,612
Non-current assets
Prepaid deposits		82
Intangible assets		12,982
Property, plant and equipment		7,070
Total assets		22,335
Current liabilities
Accounts payable and accrued liabilities		1,215
Canadian Emergency Business Account (“CEBA”) Loan		40
Non-current liabilities
Deferred taxes		2,090
Total liabilities		3,345
Total net assets acquired		18,990
Purchase price allocation
Net identifiable assets acquired		18,990
Goodwill		6,613
		25,603
Net cash outflows
Cash consideration paid		(3,909)
Cash acquired		196
		(3,713)
Acquisition costs expensed
Year ended November 30, 2021		278
(i)	Milestone consideration can be settled using cash or common shares at the Company’s discretion. 427,350 shares are currently held in escrow related to the first milestone.

During the year ended November 30, 2021, the Company’s consolidated revenue included $2,357 from LYF. In addition, for the year ended November 30, 2021, the Company’s consolidated loss for the year included a net loss of $2,135 from LYF. If LYF had been acquired on December 1, 2020, total revenue from LYF would have been $2,637 and the net loss would have been $4,201.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is not expected to be deductible for tax purposes.

Acquisition of Green Roads

On June 17, 2021, the Company entered into an agreement to acquire all of the shares of Green Roads (“GR Agreement”). Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, the company produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $40,815, which is comprised of $14,400 cash and 2,659,959 common shares valued at $26,415. In addition, there were 1,434,767 common shares, valued at $14,248 placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company (indemnity asset and other liability of $10,957 was recognized in the purchase price allocation). Furthermore, there was $1,902 in cash that was placed in escrow subject to adjustments related to net working capital.

The contingent consideration of $940 represents an earn-out EBITDA milestone payment in which the milestone ends November 30, 2022 (with a total potential payout of $24,556 and valued at $940 on acquisition date). The contingent consideration can be settled using cash or common shares at the Company’s discretion. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and will be subsequently reviewed and remeasured on a quarterly basis.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, indemnity assets, other liability, lease liabilities, inventory, certain current and non-current liabilities, intangibles, and goodwill. In addition, changes in deferred taxes may also arise as fair value adjustments are finalized.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

During the year ended November 30, 2021, remeasurement of the contingent consideration under the Monte Carlo simulation resulted in a gain of $600.

	Number of	Amount
Consideration	Shares	$
Cash paid on closing		14,400
Cash held in escrow		1,902
Shares issued on closing	2,659,959	26,415
Tax escrow shares	1,434,767	14,248
Contingent consideration		940
Working capital adjustment		(1,462)
Total fair value of consideration		56,443
Net assets acquired
Current assets
Cash		669
Accounts receivable		508
Promissory note receivable		100
Prepaid expenses and other current assets		385
Indemnity assets (provisional)		10,957
Inventory (provisional)		2,908
Non-current assets
Property, plant and equipment (provisional)		3,083
Intangible assets (provisional)		33,145
Other assets		293
Total assets		52,048
Current liabilities
Accounts payable and accrued liabilities		2,380
Lease liability - current (provisional)		682
Deferred revenue		875
Other liability (provisional)		10,957
Non-current liabilities
Lease liability - non-current (provisional)		1,234
Deferred taxes (provisional)		6,543
Miscellaneous liabilities		33
Total liabilities		22,704
Total net assets acquired		29,344
Purchase price allocation
Net identifiable assets acquired		29,344
Goodwill (provisional)		27,099
		56,443
Net cash outflows
Cash consideration paid		(16,420)
Cash acquired		669
		(15,751)
Acquisition costs expensed
Year ended November 30, 2021		2,654

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

During the year ended November 30, 2021, the Company’s consolidated revenue included $10,474 from Green Roads. In addition, for the year ended November 30, 2021, the Company’s consolidated loss included a net loss of $2,481 from Green Roads. If Green Roads had been acquired on December 1, 2020, total revenue from Green Roads would have been $22,600 and the net loss would have been $10,544.

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is expected to be partially deductible for tax purposes.

As of November 30, 2021, Goodwill related to Green Roads was $27,889 following adjustments related to foreign exchange.

Acquisition of Citizen Stash

On November 8, 2021, the Company finalized the plan of arrangement (“CS Arrangement”) to acquire all of the shares of Citizen Stash. Based in Mission British Columbia, Citizen Stash is a licensed cultivator and processor of premium craft cannabis products, operating a platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $35,760, which is comprised of 5,786,360 common shares.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, lease liabilities, inventory, certain current and non-current liabilities, intangible assets, and goodwill.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

19.  BUSINESS ACQUISITIONS – continued

	Number of	Amount
Consideration	Shares	$
Shares issued on closing	5,786,360	35,760
Settlement of pre-existing relationships		1,052
Total fair value of consideration		36,812
Net assets acquired
Current assets
Cash		1,417
Marketable securities and derivatives		72
Accounts receivable		1,282
Prepaid expenses and other current assets		449
Inventory and biological assets (provisional)		2,110
Non-current assets
Property, plant and equipment (provisional)		6,078
Intangible assets (provisional)		20,717
Other assets		53
Total assets		32,178
Current liabilities
Accounts payable and accrued liabilities		4,384
Term loan – non-current		2,500
Non-current liabilities
Deferred taxes		3,028
Lease liability – non-current (provisional)		53
Total liabilities		9,965
Total net assets acquired		22,213
Purchase price allocation
Net identifiable assets acquired		22,213
Goodwill (provisional)		14,599
		36,812
Net cash inflows
Cash consideration paid		—
Transaction costs paid		(62)
Cash acquired		1,417
		1,355
Acquisition costs expensed
Year ended November 30, 2021		629

During the year ended November 30, 2021, the Company’s consolidated revenue included $609 from Citizen Stash. In addition, for the year ended November 30, 2021, the Company’s consolidated loss included a net loss of $nil from Citizen Stash. If Citizen Stash had been acquired on December 1, 2020, total revenue from Citizen Stash would have been $11,436 and the net loss would have been $6,882.

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is not expected to be deductible for tax purposes.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

20. GOVERNMENT ASSISTANCE

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants and assistance are recognized as a reduction in the related expense in the period in which there is reasonable assurance that the grant or assistance has become receivable and all conditions, if any, have been satisfied.

Explanatory information

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

As at November 30, 2021, the Company qualified to receive the CEWS, and of the $7,340 applied for in year ended November 30, 2021 (November 30, 2020 - $4,478), $7,226 has been received (November 30, 2020 - $3,403) with $114  (November 30, 2020 - $1,075) accrued for under trade and other receivables (Note 6). For the $7,340 applied for in the year ended November 30, 2021, the Company has applied the CEWS as a reduction against the following:

	For the year ended
		November 30,
	2021	2020
	$	$
Inventory / Cost of sales	1,628	1,968
Wages and salaries	5,712	2,510
	7,340	4,478

As at November 30, 2021, $109 of CEWS is recognized within inventory.

21.  INCOME TAXES

Accounting Policy

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

21.  INCOME TAXES – continued

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Explanatory information

A reconciliation of income taxes at statutory rates with the reported taxes for the year ended November 30, 2021 and 2020 is as follows:

	2021	2020
	$	$
Loss before income taxes	(55,488)	(22,591)

Statutory rate	27%	27%
Expected income tax (recovery) at statutory rates	(14,982)	(6,100)
Change in statutory rates and other	62	53
Permanent differences	1,622	2,394
Adjustment to prior year provision versus statutory tax returns	(15)	321
Change in unrecognized deductible temporary differences	6,859	1,423
Income taxes	(6,454)	(1,909)

The significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	2021	2020
	$	$
Deferred tax assets
Share issue costs	1,714	782
Intangible assets	(961)	(1,634)
ROU asset	(422)	(537)
Lease liability	431	535
Allowable capital losses	249	248
Deferred financing costs	127	9
Onerous contract provision	—	221
Contractual obligation	2,397	2,889
Property, plant and equipment	(424)	(399)
Marketable securities and derivatives	2	—
Non-capital losses	13,085	4,032
Net unrecognized deferred income tax assets	16,198	6,146

	2021	2020
	$	$
Deferred tax liability
Intangible assets	16,753	893
Property and equipment	171	(183)
ROU asset	983	635
Lease liability	(1,039)	(665)
Non-capital losses	(6,796)	(208)
Net recognized deferred income tax liabilities	10,072	472

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

21.  INCOME TAXES – continued

Significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as the follows:

	2021		2020
	$	Expiry dates	$
Temporary Differences
Share issue costs	6,350	2022-2025	2,895
Intangible assets	(3,560)	No expiry date	(6,051)
ROU asset	(1,562)	No expiry date	(1,988)
Lease liability	1,598	No expiry date	1,980
Allowable capital losses	1,844	No expiry date	918
Deferred financing costs	471	No expiry date	35
Onerous contract provision	—	No expiry date	819
Contractual obligation	8,879	No expiry date	10,700
Property, plant and equipment	(1,572)	No expiry date	(1,482)
Marketable securities and derivatives	16	No expiry date	—
Non-capital losses	48,461	2037-2041	14,935

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Current tax receivable (payable)	$
Balance, November 30, 2019	(6,280)
Current tax recovery	1,499
Receipt	5,603
Balance, November 30, 2020	822
Current tax recovery	4,392
Payment	(784)
Balance, November 30, 2021	4,430

22.  CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

23.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Accounting Policy

Recognition and derecognition

The Company initially recognizes cash, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Classification and measurement

The Company measures financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. The Company initially measures all financial instruments at fair value plus, in the case of financial instruments not classified as FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of the Company’s financial assets and financial liabilities are shown below as at November 30, 2021.

Explanatory information

		Financial assets
		and liabilities
	Amortized	designated as
	cost	FVTPL	Total
	$	$	$
Assets
Cash	16,053	—	16,053
Restricted short-term investments	—	301	301
Receivables (excluding unbilled revenue)	28,224	—	28,224
Indemnity asset	11,368	—	11,368
Liabilities
Accounts payable and accrued liabilities	36,926	—	36,926
Contingent consideration	—	2,618	2,618
Other liability	11,368	—	11,368
Contractual obligation	8,879	—	8,879
Lease liabilities	5,644	—	5,644
Term loan and other debt	9,739	—	9,739

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and,

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of restricted short-term investments and marketable securities were measured based on Level 1 inputs. The fair values of derivatives were measured based on Level 2 inputs.

The fair value of LYF contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at November 30, 2021, the discount rate used was 30% and the volatility used was 72%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $270. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $210. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $110.

The fair value of GR contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at November 30, 2021, the discount rate used was 19% and the volatility used was 82%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $70. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $30. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $50.

The fair value of the marketable securities is determined using Level 1 when there is a quoted market price available or level 3 for privately held investments inputs. Although the Company believes its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value at the reporting date. For the fair value measurement in Level 3, the impact of a 10% increase or decrease in the underlying fair value of the asset would result in an increase or decrease of $307 in the fair value of the investment at November 30, 2021.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2021, the Company had cash, and restricted short-term investments of $16,354 and a balance of $9,739 on a term loan (2020 - $20,444 and $9,500). At November 30, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $164 (2020 - $204) and a reduction of interest expense of $97 (2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $6,820 in trade accounts receivable outstanding over 60 days at November 30, 2021 (2020 – $11,127). The expected credit loss for overdue balances is estimated to be $821 (2020 - $573) based on historical collection experience, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at November 30, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers, or has recorded a trade receivables valuation allowance loss provision representing 11% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2021, 43% are held with four Health Canada licensed customers of the Company and 24% are held with three provincial boards (2020 – 50% held with two Health Canada licensed customers and 18% held with provincial boards).

The carrying amount of cash, restricted short-term investments, promissory note receivable, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at November 30, 2021, this amounted to $44,751 (2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 27% of total revenue in the year ended November 30, 2021 (2020 – four Health Canada licensed customers representing 62% of total revenue). The Company recorded sales from three provincial boards representing 43% of total revenue in the year ended November 30, 2021 (2020 – four provincial boards representing 11% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2021, the Company has $16,354 of cash, and restricted short-term investments (November 30, 2020 - $21,194). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation, contingent consideration, and term loan and other debt with a carrying amount of $50,633 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, other liability, and contractual obligations (including contingent consideration) that are denominated in US dollars. As at November 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the year by approximately $1,048 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at November 30, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $631 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

24.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	November 30,	November 30,
	2021	2020
	$	$
Equipment accrued through accounts payable	801	3,833
Shares issued to acquire intangible asset	—	5,070
Shares issued to acquire businesses	92,637	3,524
Contractual obligation incurred to acquire intangible asset	—	11,227
Share units released – non-cash portion	907	589
Settlement of obligation to issue shares	1,126	1,920
Exercise of warrants – non-cash portion	2	—
Exercise of options – non-cash portion	1,933	—
Settlement of finders’ fee payable	—	99
Settlement of trade accounts receivable with promissory note	—	1,360
Right of use asset – Lease liability settlement	—	167
Warrants issued pursuant to bought deal financing	4,345	—
Right of use assets acquired through lease liability	—	4,968

25.  COMMITMENTS AND CONTINGENCIES

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that had been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at November 30, 2021 the onerous contract liability has been extinguished with a balance of $nil. The Company did not identify other onerous contracts in fiscal 2021.

(a)

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at November 30, 2021, there remains $6,312 (November 30, 2020 – $8,508) payable under the terms of this agreement.

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2022	3,876
2023	1,804
2024	1,804
2025	902
Thereafter	—
8,386

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

26.  SEGMENTED INFORMATION

Accounting Policy

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other components.

During the year ended November 30, 2021 the Company reassessed its reportable segments into the following two: Canada and United States and International, which is the way the Company reports information to its chief decision makers and Board of Directors. Comparative information has been updated to reflect the new reportable segment disclosure.

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, BC, the Pommies beverage facility in Bolton, Ontario, the LYF manufacturing facility in Kelowna, BC, and the Citizen Stash cultivation facility in Mission, BC.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also included are operations in Australia related to the distribution agreement with Cannvalate (Note 25).

Explanatory information

The operating segments for the year ended November 30, 2021 and 2020:

			November 30, 2021
		United States
		and
	Canada	International	Total
	$	$	$
Net revenue	67,206	10,969	78,175
Cost of sales, inventory allowance, and fair value changes	56,692	4,244	60,936
	10,514	6,725	17,239
Operating expenses	61,599	10,536	72,135
	(51,085)	(3,811)	(54,896)
Non-operating (income) expense	(4,878)	(984)	(5,862)
Net income (loss)	(46,207)	(2,827)	(49,034)

Total assets	271,264	73,420	344,684
Total liabilities	72,354	12,892	85,246

THE VALENS COMPANY INC.

Notes to the Consolidated Financial Statements

For the year ended November 30, 2021 and 2020

(All amounts in thousands of Canadian Dollars except share amounts or unless otherwise stated)

26.  SEGMENTED INFORMATION - continued

			November 30, 2020
		United States
		and
	Canada	International	Total
	$	$	$
Net revenue	83,642	136	83,778
Cost of sales, inventory allowance, and fair value changes	57,917	137	58,054
	25,725	(1)	25,724
Operating expenses	46,254	141	46,395
	(20,529)	(142)	(20,671)
Non-operating (income) expense	11	—	11
Net income (loss)	(20,540)	(142)	(20,682)

Total assets	167,576	—	167,576
Total liabilities	40,190	—	40,190

The geographical breakdown for the year ended:

	November 30, 2021			November 30, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	67,206	10,969	78,175	83,642	136	83,778

Included in net revenue arising from the Canada operating segment is $12,428 from Customer A, $12,099 from Customer B, and $8,359 from Customer C. Customers A through C each contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2021 (year ended November 30, 2020 – Customer A $14,405, Customer B $12,661, Customer C $12,284, and Customer D $12,177).

27.  SUBSEQUENT EVENTS

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40 million. The loan accrues interest at a rate of 10% per annum, is payable quarterly, and matures  on December 15, 2023. A portion of the proceeds were used to repay the existing term loans and mortgage assumed in the acquisition of Citizen Stash, in full on December 20, 2021 (Note 13).